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                                                                    CONFIDENTIAL

Date:    January 7, 1997

To:      Tery Larrew

From:    Susan Henricks

Subject: PROMOTION/1997 COMPENSATION


Consistent with our discussions regarding your assumption of responsibility for the Database Marketing Services Business Unit of Metromail which would result from combining our current Customer Insight Company Business Unit and our List Enhancement Services Business Unit, the following described plans for your compensation in 1997.

BASE PAY: Your base pay would increase 20% effective December 1, 1996 and continue through December 31, 1997. Your current annual base of $156,000 would be increased to an annual rate of $187,000.

INCENTIVE COMPENSATION: You currently have an incentive opportunity of 100% of base pay based on CIC revenue performance (35%), profit performance (35%), customer satisfaction (5%) and individual objectives (25%).

Your 1997 incentive compensation would be based on the performance against plan of the Datebase Marketing Services Business Unit (75%) and personal objectives (25%). It is our intent to remove caps on incentive plans for 1997. You will contribute to discussions in the structure of the 1997 incentive plan for the Database Marketing Services Business Unit, but the Board of Directors will establish plan structure.

NOTE: As we discussed, we will need to finalize whether there is one combined bonus or one CIC bonus and one LES bonus in 1997.

DEFERRED COMPENSATION: You currently have a deferred compensation plan that awards you $100,000 per year for each of three years if you are employed on June 16, 1997. We would continue this plan concept with $100,000 per year accrued for each of three years beginning June 17, 1997 and payable to you in a $300,000 lump sum on June 16, 2000, if you are employed by Metromail at that time. Conditions of this payment will be consistent with those reached in your current employment agreement.

STOCK OPTIONS: You will continue participation in Metromail's stock option plan. When the Board approves stock option awards for those at your level of responsibility within the organization, i.e., Business Unit senior executives, you will be nominated for an award of 10,000 shares of Metromail stock. We anticipate that this will occur in 1997, but it is an action that will require Board of Director and likely shareholder approval.

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STOCK PURCHASE PLAN: We are considering establishing a stock purchase plan similar in structure to that which we had as a part of R.R. Donnelley & Sons Company. You will be a participant in this plan once it is established.

In your new capacity you would report directly to me with the title of President, Database Marketing Services. You will remain a Senior Vice President of Metromail Corporation. I am enthusiastic about your assuming this challenging additional responsibility with the expectation that you will bring the focus, structure and results realized at CIC to the Database Marketing Services Business Unit.

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